SIMPSON THACHER & BARTLETT LLP
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Tel:     (212) 455-2000
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                                           February 3, 2006

                  Re:  The India Fund, Inc. (File No. 811-8266)

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Filing Desk

Ladies and Gentlemen:

                  On behalf of The India Fund, Inc. (the "Fund") pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, please find a Schedule 14A containing definitive additional proxy materials in connection with a special meeting of stockholders of the Fund transmitted via direct electronic transmission.

                  Any questions or communications regarding this filing should be directed to Kathryn Gettles-Atwa (212-455-2195) of this firm.

                                           Very truly yours,

                                           /s/ Kathryn Gettles-Atwa
                                           ------------------------
                                           Kathryn Gettles-Atwa